

07004026

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 44355 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STONE SECURITIES CORPORATION

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

BOSTON STOCK EXCHANGE, 100 FRANKLIN STREET
(No. and Street)

| BOSTON | MA | 02110 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PERRY STONE (617) 235-2445
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & SUSSMAN, PLLC
(Name – *if individual, state last, first, middle name*)

| 12 PARMENTER ROAD | LONDONDERRY | NH | 03053 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, PERRY STONE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STONE SECURITIES CORPORATION, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title



ANTHONY K. STANKIEWICZ
Notary Public
Commonwealth of Massachusetts
My Commission Expires
January 16, 2009


Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# STONE SECURITIES CORPORATION

## FINANCIAL STATEMENTS

## DECEMBER 31, 2006

**BRACE & SUSSMAN, PLLC**

*Certified Public Accountants*

12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910

FAX (603) 437-3676

## Independent Auditor's Report

To the Board of Directors of
Stone Securities Corporation
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Stone Securities Corporation, (the Company) as of December 31, 2006 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stone Securities Corporation as of December 31, 2006, and the results of its operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brace & Sussman, PLLC

Brace & Sussman, PLLC
Certified Public Accountants
Londonderry, New Hampshire
February 23, 2007

**STONE SECURITIES CORPORATION**

**STATEMENT OF FINANCIAL CONDITION**

**DECEMBER 31, 2006**

## ASSETS

| | |
|---|---|
| Cash | $ 110,205 |
| Cash and securities segregated under federal and other regulations | 5,960 |
| Receivable from broker-dealers | 96,675 |
| Securities owned: | |
| Marketable, at market value | 311,799 |
| Memberships in exchanges: | |
| Owned at adjusted cost (market value $10,000) | 10,000 |
| Equipment, at cost, less accumulated depreciation of $37,537 | 1,436 |
| Total Assets | $ 536,075 |

## LIABILITIES AND SHAREHOLDERS' EQUITY

| | |
|---|---|
| LIABILITIES: | |
| Accounts payable, accrued expenses, and other liabilities | $ 126,069 |
| Total liabilities | 126,069 |
| SHAREHOLDERS' EQUITY: | |
| Common stock, no par value, 1000 shares authorized, issued and outstanding | - |
| Additional paid in capital | 238,813 |
| Retained earnings | 171,193 |
| Total shareholders' equity | 410,006 |
| Total liabilites and shareholders' equity | $ 536,075 |

The accompanying notes are an integral part of these financial statements.

**STONE SECURITIES CORPORATION**

**STATEMENT OF INCOME**

**FOR THE YEAR ENDED DECEMBER 31, 2006**

| | |
|---|---|
| Revenues: | |
| Commissions | $ 1,174,578 |
| Net investment gains (losses) | 10,680 |
| Other income | 10,372 |
| Interest and dividends | 7,814 |
| Total revenue | $ 1,203,444 |
| Expenses: | |
| Employee compensation and benefits | $ 451,954 |
| Commissions, floor brokerage, and exchange fees | 160,071 |
| Communications, occupancy, and equipment rental | 8,033 |
| Other operating expenses | 575,570 |
| Total expenses | $ 1,195,628 |
| Net income before taxes | $ 7,816 |
| State excise tax | 581 |
| Net income | $ 7,235 |

The accompanying notes are an integral part of these financial statements.

**STONE SECURITIES CORPORATION**

**STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY**

**FOR THE YEAR ENDED DECEMBER 31, 2006**

| | Common Stock | Additional Paid in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance at January 1, 2006 | $ - | $ 93,813 | $ 163,958 | $ 257,771 |
| Additional paid in capital | | 145,000 | | 145,000 |
| Net income | | | 7,235 | 7,235 |
| Balance at December 31, 2006 | $ - | $ 238,813 | $ 171,193 | $ 410,006 |

The accompanying notes are an integral part of these financial statements.

## STONE SECURITIES CORPORATION

## STATEMENT OF CASH FLOWS

## FOR THE YEAR ENDED DECEMBER 31, 2005

| | |
|---|---|
| Cash flows from operating activities: | |
| Net income | $ 7,235 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation | 1,241 |
| Increase in cash and securities segregated under regulations | (5,960) |
| Decrease in due from broker-dealers | 7,945 |
| Increase in marketable securities | (162,137) |
| Exercise of warrants | 3,300 |
| Decrease in other receivable | 5,662 |
| Increase in accounts payable, accrued expenses, and other liabilities | 98,927 |
| Total adjustments | (51,022) |
| Net cash used by operating activities | (43,787) |
| Cash flows from investing activities: | |
| None | - |
| Cash flows from financing activities | |
| Capital contributions | 145,000 |
| Net decrease in cash | 101,213 |
| Cash at beginning of the year | 8,992 |
| Cash at end of the year | $110,205 |
| Supplemental cash flow disclosures: | |
| Interest payments | $ - |
| Income tax payments | $ 581 |

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Money market accounts are not considered to be cash equivalents

STONE SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

## NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

### Organization

The Company was organized as a Massachusetts corporation on October 31, 1991, for the purpose of doing business as a broker-dealer in securities, and provider of financial services.

### Revenue and Expenses

Commission revenue and related expenses are recognized on the accrual basis using the settlement date.

### Property and Equipment

Property and equipment are recorded at cost. The cost of maintenance and repairs are charged to expense as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Depreciation expense for 2006 was $1,241.

### Marketable Securities

Marketable securities are valued at market, cost is determined on the specific identification method; realized and unrealized gains and losses are reflected in revenue. Securities transactions of the Company are recorded on a trade date basis. At December 31, 2006 there was an unrealized gain of $12,574.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Exchange Memberships

Exchange memberships are recorded at cost or, if an other than temporary impairment in value has incurred, at a value that reflects management's estimate of the impairment.

**Allowance for Bad Debts**

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

**Compensated Absences**

Employees of the Company are entitled to paid vacation, paid sick days, and personal days off, depending on job classification, length of service, and other factors. It is impractical to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

## NOTE 2- INCOME TAXES

The company is an S corporation for federal and state income tax purposes. Accordingly, income and losses flow directly to the shareholders, and taxes are paid at that level. The state of Massachusetts imposes an excise tax on S corporations, which is reflected in the income statement.

## NOTE 3- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under 15c3-1, was $377,383 at December 31, 2006, which exceeded required net capital of $250,000 by $127,383. The Ratio of aggregate indebtedness to net capital at December 31, 2006, was 33.41%.

## NOTE 4- CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $5,960 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

## NOTE 5- CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

**NOTE 6- PROFIT SHARING PLAN**

The Corporation has a qualified profit sharing plan that covers substantially all full-time employees meeting certain eligibility requirements. The annual contribution is determined by the Management and is limited to amounts allowed under provisions of the Internal Revenue Code. The contributions to the plan were $43,851 for the year ended December 31, 2006.

**STONE SECURITIES CORPORATION**

**SUPPLEMENTARY SCHEDULES**

**DECEMBER 31, 2006**

**SCHEDULE I**

**STONE SECURITIES CORPORATION**

**COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1**

**DECEMBER 31, 2006**

| | |
|---|---|
| AGGREGATE INDEBTEDNESS: | |
| Accounts payable, accrued expenses, and other liabilities | $ 126,069 |
| TOTAL AGGREGATE INDEBTEDNESS | $ 126,069 |
| NET CAPITAL: | |
| Additional paid in capital | $ 238,813 |
| Retained earnings | 171,193 |
| | 410,006 |
| ADJUSTMENTS TO NET CAPITAL: | |
| Receivable from broker-dealers over thirty days | (9,578) |
| Furniture & equipment | (1,436) |
| Membership in exchange | (10,000) |
| Haircuts | (11,609) |
| Net capital, as defined | $ 377,383 |
| MINIMUM NET CAPITAL REQUIREMENT | 250,000 |
| NET CAPITAL IN EXCESS OF REQUIREMENT | $ 127,383 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPTIAL | 33.41% |

**STONE SECURITIES CORPORATION**

**RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1**
**(X-17A-5)**
**AT DECEMBER 31, 2006**

**SCHEDULE I (CONTINUED)**

| | FOCUS REPORT - PART IIA QUARTER ENDED 12/31/06 | ADJUSTMENTS | ANNUAL FINANCIAL STATEMENTS AT 12/31/06 |
|---|---|---|---|
| COMPUTATION OF NET CAPITAL | | | |
| Total ownership equity from statement of financial condition | $ 416,456 | $ (6,450) | $ 410,006 |
| Deductions and/or charges: | | | |
| Total nonallowable assets from statement of financial condition | 22,255 | (1,241) | 21,014 |
| Haircuts on securities | 12,163 | (554) | 11,609 |
| Total deductions | 34,418 | (1,795) | 32,623 |
| Net capital | $ 382,038 | $ (4,655) | $ 377,383 |

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART II

BROKER OR DEALER: Stone Securities Corporation — as of December 31, 2006

### COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

**CREDIT BALANCES**

| Line | Description | Amount | Code | Total | Code |
|---|---|---|---|---|---|
| 1. | Free credit balances and other credit balancesin customers' security accounts (see Note A, Exhibit A, Rule 15c3-3) [46] | $ | 4340 | | |
| 2. | Monies borrowed collateralized by securities carried for the accounts of customers (see Note B) | | 4350 | | |
| 3. | Monies payable against customers' securities loaned (see Note C) | | 4360 | | |
| 4. | Customers' securities failed to receive (see Note D) | | 4370 | | |
| 5. | Credit balances in firm accounts which are attributable to principal sales to customers | | 4380 | | |
| 6. | Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days | | 4390 | | |
| 7. | **Market value of short security count differences over 30 calendar days old | | 4400 | | |
| 8. | **Market value of short securities and credits (not to be offset by logs or by debits) in all suspense accounts over 30 calendar days [47] | | 4410 | | |
| 9. | Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agnet or the issuer during the 40 days | | 4420 | | |
| 10. | Other (List) Commission Recapture | 5,210 | 4425 | | |
| 11. | TOTAL CREDITS | | | $ 5,210 | 4430 |

**DEBIT BALANCES**

| Line | Description | Amount | Code | Total | Code |
|---|---|---|---|---|---|
| 12. | **Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3 | $ | 4440 | | |
| 13. | Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver | | 4450 | | |
| 14. | Failed to deliver of customers' securities not older than 30 calendar days | | 4460 | | |
| 15. | Margin required and on deposit with Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F) | | 4465 | | |
| 16. | Other (List). [48] | | 4469 | | |
| 17. | **Aggregate debit items | | | $ | 4470 |
| 18. | **Less 3% (for alternative method only–see Rule 15c3-1(f)(5)(i) | | | ( ) | 4471 |
| 19. | **TOTAL 14c3-3 DEBITS | | | $ 0 | 4472 |

**RESERVE COMPUTATION**

| Line | Description | Total | Code |
|---|---|---|---|
| 20. | Excess of total debits over total credits (line 19 less line 11) [49] | $ | 4480 |
| 21. | Excess of total credits over total debits (line 11 less line 19) | 5,210 | 4490 |
| 22. | If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits | 5,471 | 4500 |
| 23. | Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities, at end of reporting period | 5,960 | 4510 |
| 24. | Amount of deposit (or withdrawal) including $ [4515] value of qualified securities | | 4520 |
| 25. | New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ [4525] value of qualified securities | $ | 4530 |
| 26. | Date of deposit (MMDDYY) | | 4540 |

**FREQUENCY OF COMPUTATION**

27. Daily [50] [4332] Weekly [4333] Monthly XXXX [4334]

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART II

BROKER OR DEALER Stone Securities Corporation — as of December 31, 2006

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS**
**FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)**

**EXEMPTIVE PROVISIONS**

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check only one)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 ........ 52 $ ____ 4550

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained ........ ____ 4560

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm 51 ____ 4335 ____ 4570

D. (k)(3) — Exempted by order of the Commission ........ ____ 4580

**Information for Possession or Control Requirements Under Rule 15c3-3**

State the market valuation and number of otems of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possesion or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frame specified under Rul 15c3-3. Notes A and B ........ $ ____ 4586
   A. Number of items ........ ____ 4587
2. Customers' fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D ........ $ ____ 4588
   A. Number of items ........ 53 ____ 4589

OMIT PENNIES

3. The system and procedures utilitzed in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 ........ Yes ____ 4584 No ____ 4585

**NOTES**

A—Do not include in item one customers' fully paid and excess margin securities required by Rule 15c3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent with the time frames specified under Rule 15c3-3.

B—State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C—Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D—Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequest basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

BRACE & SUSSMAN, PLLC
*Certified Public Accountants*
12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910
FAX (603) 437-3676

**Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5**

Board of Directors
Stone Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Stone Securities Corporation (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13

3. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles general accepted in the United States of America. Rule

17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for information and use of the Board of Directors, management, the Securities and Exchange Commission, The National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Sussman, PLLC

Brace & Sussman, PLLC
Certified Public Accountants
Londonderry, New Hampshire
February 23, 2007

END